Exhibit 99.2

Jianpu Technology Inc.

Correction of Previously Disclosed Non-GAAP Financial Measures
and Reconciliation with the Corresponding GAAP Financial Measures

Jianpu Technology Inc. (the “Company”) is furnishing this exhibit to the report of foreign private issuer on Form 6-K to make corrections to certain non-GAAP financial measures previously announced and furnished on the Company’s reports of foreign private issuer on Form 6-K on December 29, 2021 and April 12, 2022.

The following table presents as-corrected non-GAAP financial measures and reconciliation with the corresponding GAAP financial measures for the periods indicated.

	For the Six Months Ended June 30,		For the Six Months Ended December 31,		For the Year Ended December 31,
(In RMB thousands)	2020	2021	2020	2021	2020	2021
Net loss	(125,221)	(95,840)	(186,925)	(108,254)	(312,146)	(204,094)
Add: Share-based compensation expenses	6,910	5,834	(11,239)	11,523	(4,329)	17,357
Impairment loss[1]	-	-	16,893	-	16,893	-
Non-GAAP adjusted net loss	(118,311)	(90,006)	(181,271)	(96,731)	(299,582)	(186,737)
Add: Depreciation and amortization	10,488	6,841	8,043	4,271	18,531	11,112
Net interest expenses[2]	852	1,771	1,438	2,422	2,290	4,193
Income tax benefits[2]	(202)	(295)	(1,081)	(287)	(1,283)	(582)
Non-GAAP adjusted EBITDA	(107,173)	(81,689)	(172,871)	(90,325)	(280,044)	(172,014)

1 The sign for the impairment loss was improperly presented as negative when it should have been positive. As a result, Non-GAAP adjusted net loss was improperly presented as RMB 215,056 and RMB 333,368 for the six months and the year ended December 31, 2020, respectively.

2 The sign for net interest expense was improperly presented as negative when it should have been positive. The sign for income tax benefits was improperly presented as positive when it should have been negative. As a result, Non-GAAP adjusted EBITDA was improperly presented as follows: losses of RMB 108,473 and RMB 84,641 for the six months ended June 30, 2020 and 2021, respectively, losses of RMB 207,370 and RMB 94,595 for the six months ended December 31, 2020 and 2021, respectively, and losses of RMB 315,844 and RMB 179,236 for the year ended December 31, 2020 and 2021, respectively.